UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission file number: 001-39109

Fangdd Network Group Ltd.

Room 1501, Shangmei Technology Building

No. 15 Dachong Road

Nanshan District, Shenzhen, 518072

People’s Republic of China

Phone: +86 755 2699 8968

(Address and Telephone Number of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

EXPLANATORY NOTE

On July 30, 2025, Fangdd Network Group Ltd. filed the registration statement on Form F-3 (No. 333-289070) (the “Form F-3”) with the Securities and Exchange Commission. A form of indenture is included as Exhibit 4.3 attached hereto, which is hereby incorporated by reference into the Form F-3 and shall be a part thereof.

EXHIBIT INDEX

Exhibit No.	Description
4.3	Form of Indenture

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fangdd Network Group Ltd.

By:	/s/ Xi Zeng
	Name:	Xi Zeng
	Title:	Chief Executive Officer and Chairman of the Board of Directors

Date: August 7, 2025

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